Exhibit 99.1

InflaRx Awarded up to EUR 43.7 Million (~USD 50.7 Million) Grant by German Government to Advance the Development of Vilobelimab for Treatment of Severe COVID-19

•	Initial portion of the grant amounts to EUR 25.8 million

•	Remainder of the grant will be awarded in three additional milestone-dependent tranches

Jena, Germany, October 19, 2021 – InflaRx N.V. (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, announced today that the German Ministry of Education and Research (“Bundesministerium für Bildung und Forschung“ or “BMBF“) and the German Ministry of Health (“Bundesministerium für Gesundheit” or “BMG”) have notified InflaRx that the Company has been awarded a grant of up to EUR 43.7 million to support the development of vilobelimab for the treatment of severely ill, mechanically ventilated COVID-19 patients.

The grant was awarded as part of a government initiative, which the German Federal Government announced earlier this year, to accelerate the development of promising therapeutic options for the treatment of COVID-19 in patients at all stages of disease.

“We are pleased to receive this significant grant from the German Federal Government, which has recognized the need to invest in the late-stage development of new and promising therapies to treat patients with COVID-19. The emergence of new virus variants and COVID-19 outbreaks in unvaccinated populations worldwide are still leading to a significant number of hospitalizations, highlighting the ongoing need for efficacious treatment options,” commented Thomas Taapken, CFO of InflaRx. “The funding will enable us to speed up certain vilobelimab development activities and initiate several work streams in parallel, including transfer of the manufacturing process to a site in Germany. We believe this will allow us to reduce the time to a potential drug approval, provided positive clinical results are shown in our ongoing Phase III study.”

The purpose of the grant is to advance clinical development activities in COVID-19 and to secure manufacturing capacity for vilobelimab in Germany. The initial tranche amounts to EUR 25.8 million (approximately USD 29.9 million) and is structured as reimbursement of 80% of certain pre-specified expenses related to the clinical development and manufacturing of vilobelimab. The remainder of the grant will be awarded in three additional subsequent tranches, each conditional on reaching agreed-upon development and manufacturing-related milestones for the preceding tranche and structured as reimbursement for Company expenses. Individual tranches will not be paid if the preceding milestone of a tranche is not met. Payments from this grant to the Company are expected to begin in Q4 2021.

The Phase III part of the Phase II/III study with vilobelimab in critically ill, mechanically ventilated COVID-19 patients has been fully enrolled and treatment is ongoing across sites in the EU, South America and other regions worldwide. Top-line results from this study are expected in Q1 2022.

About InflaRx N.V.:
InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information please visit www.inflarx.com.

Contacts:

InflaRx N.V.

Jordan Zwick – Chief Strategy Officer
Jason Stewart – Strategy & Investor Relations
Email: IR@inflarx.de
Tel: +1 917-338-6523

MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
Email: inflarx@mc-services.eu
Europe: +49 89-210 2280
US: +1-339-832-0752

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the receipt of the grant monies described in this press release; our ongoing and planned preclinical development and clinical trials; the impact of the COVID-19 pandemic on the Company; the timing and our ability to commence and conduct clinical trials; potential results from current or potential future collaborations; our ability to make regulatory filings, obtain positive guidance from regulators, and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; our ability to develop commercial functions; expectations regarding clinical trial data; our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies; the industry in which we operate; the trends that may affect the industry or us and the risks, uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.